U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 20, 2017, Recon Technology, Ltd. (the “Company”) entered into a securities purchase agreement (the “Agreement”) with Yongquan Bi (“Mr. Bi.”), pursuant to which Mr. Bi agreed to purchase an aggregate of 3 million unregistered restricted shares for $4.8 million, a per-share purchase price of $1.60. The purchase price marks a premium of 12.6% over the closing price of $1.4207 per share on November 17, 2017, the last day before entry into the Agreement.

The purchase price will be paid in two installments of $2.4 million each. The first installment was paid on November 20, 2017, and the second installment will be paid on or before January 20, 2018. The shares will be issued on the earlier of the date of the second installment or January 20, 2018; provided, however, that the number of shares will be reduced in the event Mr. Bi fails to pay all of the purchase price on or before the second due date.

In addition to being unregistered, the shares will be restricted pursuant to the terms of a lock-up, which prohibits the sale, gift, pledge or other transfer or assignment until January 20, 2020.

Exhibits

The following document is filed herewith:

Exhibit
Number	Document

10.1	Share Purchase Agreement, dated November 20, 2017
99.1	Press release, dated November 20, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD.

Date: November 20, 2017	By:	/s/ Liu Jia
Name: Liu Jia
Title: Chief Financial Officer